Via Facsimile and U.S. Mail
Mail Stop 6010


March 24, 2006


Mr. Krish Krishnan
Chief Operating Officer, Chief Financial Officer, Secretary
and Director
New River Pharmaceuticals, Inc.
1881 Grove Avenue
Radford, VA  24141

Re:	New River Pharmaceuticals, Inc.
	Form 10-K for the Fiscal Year Ended January 1, 2006
	File No. 000-50851

Dear Mr. Krishnan:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 1, 2006

Form 10-K - January 1, 2006

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 38

Liquidity and Capital Resources, page 43

1. In the last paragraph on page 44 you disclose commitments for external development work of approximately $4.7 million that you did not include in your contractual obligations table. Please explain to us why you did not include these amounts in that table given that you appear to be contractually obligated to make these payments.

Financial Statements, page F-1

(3)  Collaboration Arrangement and Other Agreements, page F-11

2. You state here that you defer the recognition of this revenue because it may be refundable in the future under circumstances. Please provide to us in disclosure type format what these future circumstances are that might cause you to repay this amount. Provide in disclosure type format a more robust discussion of this potential obligation in your liquidity discussion. Also further clarify the circumstances that would require you to pay the $50 million termination fee discussed at the top of page F-12.

3. Please provide to us in disclosure type format:

* a discussion of the milestone amounts payable along with the events that will trigger these payments related to your Depomed and Ernest
Gallo Clinic Research Center agreements;
* the amount of the annual license maintenance fee related to the Ernest Gallo agreement; and
* a more robust discussion of these amounts and the timing associated with them in your liquidity discussion for the contractual obligations table on page 44.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at
(202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. Krish Krishnan
New River Pharmaceuticals, Inc.
March 24, 2006
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